Exhibit 99.1

Lithium Americas Reports Second Quarter 2020 Results

August 14, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has reported financial and operating results for the second quarter ended June 30, 2020.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis (“MD&A”) for the six months ended June 30, 2020, which are available on the Company’s website and SEDAR. All amounts are in U.S. dollars unless otherwise indicated.

“We remain focused on protecting our workers and communities, while coordinating closely with the Province of Jujuy to ensure we operate responsibly and safely as we begin to restart construction activities over the next few weeks,” said Jon Evans, President and CEO of Lithium Americas. “I would like to personally thank all of our workers in Argentina for their commitment and recognize the significant contribution they continue to make to the success of the project for the benefit of all stakeholders." “With respect to the Thacker Pass lithium project in Nevada, we continue to make significant progress with the recent release of the draft Environmental Impact Statement by the Bureau of Land Management.”

Highlights

Caucharí-Olaroz Lithium Project (“Caucharí-Olaroz”):

  As of June 30, 2020, the project was 47% complete with $427 million (75%) of the planned capital expenditures committed including $304 million (54%) spent.

  In mid-April 2020, following modifications to the government’s COVID-19 related restrictions, construction activities at Caucharí-Olaroz gradually resumed on a limited basis with comprehensive health and safety protocols.

  Significant progress was made on the liming plant, SX plant, civil construction and solar evaporation ponds.

  Critical equipment, including the fabrication of equipment in China for the lithium carbonate plant, remain on track for delivery in the second half of 2020.

  Subsequent to the end of Q2 2020, to protect the health and safety of our employees and contractors, and support the Province of Jujuy efforts to limit transmission of COVID-19, we temporarily suspended construction activities after workers tested positive for COVID-19. All workers remain in good condition and substantially all workers who tested positive have since recovered and have been released from isolation.

  The Company is coordinating closely with the Province of Jujuy, local communities, unions and its workforce on the safe restart of operations and the implementation of additional COVID-19 health and safety protocols.

  Remobilization is expected to begin in the coming weeks and will be gradual in order to allow time to adopt as well as progressively assess and refine the pandemic related operating protocols.

  The Company is continuing to review the impacts of the temporary suspension of the project on the timeline and budget and will provide an update once the assessments have been completed.

Thacker Pass Lithium Project (“Thacker Pass”):

  Permitting continues as planned with the draft Environmental Impact Statement released by the Bureau of Land Management for public comment on July 29, 2020.

  The process testing facility in Reno, Nevada has resumed full operations with appropriate COVID-19 protocols in place.

  Over 15,000 kg of high-quality lithium sulphate has been produced at the process testing facility.

  Third-party vendors continue to engineer and design the lithium carbonate and lithium hydroxide evaporator and crystallizer as well as provide performance guarantees and product samples.

  The Company’s technical team and consultants continue to advance work on the definitive feasibility study with results expected in Q4 2020.

  The Company continues to explore financing options for Thacker Pass’ construction, including the possibility of a joint venture partner.

Corporate:

  At June 30, 2020, the Company had $50 million in cash and cash equivalents, including $12 million representing the Company’s 50% share of Caucharí-Olaroz cash and cash equivalents, a $20 million drawdown on one of the credit facilities during the six months ended June 30, 2020 to fund Caucharí- Olaroz and $17 million held by Lithium Americas and its subsidiaries.

  At June 30, 2020, the Company had $187 million in undrawn credit. The Company has drawn $96 million of the $205 million senior credit facility and $22 million from its $100 million unsecured, limited recourse, subordinated loan facility.

  On June 9, 2020, Ganfeng Lithium Co Ltd. (“Ganfeng Lithium”) received regulatory approval from the National Development and Reform Commission of the People’s Republic of China in respect to the transaction announced on February 7, 2020 (the “Transaction”). The Transaction remains on track to close by the end of Q3 2020 subject to remaining closing conditions.

Financial Results

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Three months ended	Three months ended
	June 30, 2020	June 30, 2019
	$	$
Expenses	(6.5)	(4.9)
Net loss	(6.0)	(6.7)
Loss per share - basic	(0.07)	(0.07)

(in US$ million)	As at June 30, 2020	As at December 31, 2019
	$	$
Cash and cash equivalents	49.7	83.6
Total assets	319.6	293.8
Total long-term liabilities	(161.4)	(119.2)

During the six months ended June 30, 2020, total assets increased primarily due to capital expenditure at Caucharí-Olaroz, partially offset with expenses in the period. Cash decreased mainly due to capital expenditures on Caucharí-Olaroz and operating activities, including exploration expenditures on Thacker Pass. Total long-term liabilities increased primarily as a result of a $22.2 million drawdown on the Company’s limited recourse loan facility and a $12.0 million drawdown on the Company’s senior credit facility.

Net loss for the three months ended June 30, 2020 was $6.0 million compared to net loss of $6.7 million for the three months June 30, 2019. Net loss in Q2 2020 decreased primarily as a result of lower equity compensation and administrative expenses, higher foreign exchange gain and capitalization of finance costs in the period, partially offset with the higher engineering costs on Thacker Pass and other items.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for Caucharí-Olaroz and Thacker Pass, available at www.sedar.com.

About Lithium Americas:

Lithium Americas is developing Caucharí-Olaroz in Jujuy, Argentina with 50/50 joint venture partner, Ganfeng Lithium. Following the close of the Transaction, Ganfeng Lithium will increase its interest in the Caucharí-Olaroz to 51% with Lithium Americas holding the remaining 49%. In addition, the Company is developing the 100%-owned Thacker Pass in Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: development of the Caucharí-Olaroz and Thacker Pass projects, including timing and budget, completion of construction activities, anticipated productions, and results thereof; the Company’s response to the COVID-19 outbreak, the potential impact to the construction and DFS schedules, and the expected timing for updates on its impact on such schedules; discussions with vendors and freight forwarders, and results thereof; the expected closing, benefits from, and approvals related thereto, of the February 2020 Ganfeng investment agreement; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; exploration of financing options and a potential joint venture partner for Thacker Pass; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through the Company’s joint venture with Ganfeng; successful operations of the Ganfeng co-ownership structure; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; funding of project permitting and DFS costs for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Caucharí-Olaroz project; ability to achieve capital cost efficiencies; and stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, forecasted demand for lithium products, including pricing thereof, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment, timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the DFS and with respect to construction activities at the Caucharí-Olaroz project, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, that pending patents will be approved, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company position in a competitive environment, and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.